CHINA RUNJI CEMENT INC.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province
People’s Republic of China

June 30, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D. C. 20549-7010

ATTN:       Ryan Rohn
Staff Accountant

Re:              China Runji Cement Inc.
Form 8-K Item 4.01
Filed June 5, 2008
File No. 000-51755

Ladies and Gentlemen:

Thank you for your comment letter dated June 9, 2008 (the “Comment Letter”), with respect to the above-captioned Form 8-K Item 4.01.  We have filed our revised Form 8-K/A of China Runji Cement Inc., a Delaware corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our revised Form 8-K/A on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Comment No.

1.
We note your disclosure that you terminated the firm of Kempisty & Company, Certified Public Accountants, P.C., as your accountants.  Amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed.  Refer to Item 304(a)(1)(i) of Regulation S-K.

Response 1:	We have amended the Form 8-K/A to clarify that Kempisty & Company was dismissed.

2.
We note your disclosure in the third paragraph that there have been no disagreements through the review of the consolidated financial statements of the Registrant for the two subsequent interim periods to date.  Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant’s two most recent fiscal years and  any subsequent interim period through the date of change in accountants there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing  scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Please revise accordingly.

Response 2:	We have revised the disclosure accordingly to include the period through the date of change in accountant..

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response 3:                          We have obtained an updated Exhibit 16 letter from Kempisty & Company.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Shouren Zhao
Shouren Zhao
Chairman and Chief Executive Officer

cc: Harold H. Martin, Esq.

Enclosures